Exhibit (a)(5)(iii)
Contact:
Steve Workman
Chief Financial Officer
408-548-1000
Victoria McDonald
Senior Manager, Corporate Communications
408-542-4261
investor.relations@Finisar.com
Finisar Corporation Announces Final Exchange VWAP of its Common Stock
for Purposes of the Pending Exchange Offers for its Outstanding Convertible
Subordinated Notes
SUNNYVALE, Calif.—(Market Wire)—July 23, 2009—Finisar Corporation (NASDAQ: FNSR), a global technology leader for fiber optic subsystems, today announced that the average of the daily volume weighted average price of its common stock on the Nasdaq Global Select Market for the five trading days from and including July 16, 2009 to and including July 22, 2009 (the “5-day VWAP”) was $0.57866 per share. The 5-day VWAP will be used to determine the number of shares of Finisar common stock to be received as the common stock portion of the consideration in the Company’s pending offers to exchange cash and common stock (the “Exchange Offers”) for up to $37.5 million aggregate principal amount of its outstanding Convertible Subordinated Notes due October 2010 and up to $57.5 million aggregate principal amount of its outstanding Convertible Senior Subordinated Notes due October 2010 (collectively, the “Notes”). The terms and conditions of the Exchange Offers are set forth in the Amended and Restated Offer to Exchange, dated July 16, 2009 (as amended by Amendment No. 1 thereto dated July 23, 2009, the “Offer to Exchange”), and the related Amended and Restated Letter of Transmittal (the “Letter of Transmittal”) and other related exchange offer documents.
For each $1,000 principal amount of Notes validly tendered and not withdrawn in the Exchange Offers, the holders of such Notes will receive consideration with a value not greater than $870 nor less than $820 (the “Exchange Consideration”), with the value within such range to be determined by the “Modified Dutch Auction” procedure described in the Offer to Exchange, plus accrued and unpaid interest on such Notes up to, but excluding, the settlement date, payable in cash. The Exchange Consideration in each Exchange Offer will be the same for all of the Notes tendered in such Exchange Offer. The mix of Exchange Consideration for each Exchange Offer will consist of (i) $525 in cash, and (ii) a number of shares of Finisar’s common stock equal to the quotient obtained by dividing (x) the Exchange Consideration minus $525 by (y) the 5-day VWAP.
Based on the 5-day VWAP of $0.57866 per share and the maximum total Exchange Consideration payable in the Exchange Offers, the maximum number of shares of Finisar’s common stock that will be issued as the stock portion of the total Exchange Consideration will be approximately 56.6 million.
The following table sets forth the amount of cash and approximate number of shares of Finisar common stock that holders of each $1,000 principal amount of Notes validly tendered and not withdrawn in the Exchange Offers will receive within the consideration range of $820 to $870 per $1,000 principal amount of Notes:

		Common Stock
Total Exchange	Cash	Consideration
Consideration	Consideration	Value	Shares
$820	$525	$295	510
825	525	300	518
830	525	305	527
835	525	310	536
840	525	315	544
845	525	320	553
850	525	325	562
855	525	330	570
860	525	335	579
865	525	340	588
870	525	345	596
The actual value of the shares of Common Stock received upon settlement of the Exchange Offers as of the date of settlement may be higher or lower than the value of such shares as determined by the 5-day VWAP due to market fluctuations of Finisar’s stock price between July 23, 2009 and the date of settlement.
The Exchange Offers are scheduled to expire at 5:00 p.m., New York City time, on Thursday, August 6, 2009, unless extended (as such time may be extended, the “Expiration Date”). Noteholders who validly tender, and do not properly withdraw their Notes at or prior to the Expiration Date will receive the Exchange Consideration as outlined above. Tenders of Notes must be made at or prior to the Expiration Date and tendered Notes may be withdrawn at any time at or prior to the Expiration Date.
EXCHANGE OFFER STATEMENT
This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any securities. The full details of the Exchange Offers, including complete instructions on how to tender the Notes, are included in the Offer to Exchange, the Letter of Transmittal and related materials. Holders of the Notes should read carefully the Offer to Exchange, the Letter of Transmittal and other related materials because they will contain important information regarding the Exchange Offers. Holders of Notes may obtain free copies of the Offer to Exchange, the Letter of Transmittal and other related materials when filed with the SEC at the SEC’s website at www.sec.gov. Holders may also obtain a copy of these documents, free of charge, from MacKenzie Partners, Inc., the information agent for the Exchange Offers.
The financial advisor for the Exchange Offers is Piper Jaffray & Co., and the depositary for the Exchange Offers is American Stock Transfer & Trust Company.
Holders of the Notes who have questions or would like additional copies of the Exchange Offer documents may call the information agent at (800) 322-2285.

While Finisar’s board of directors has approved the making of the Exchange Offers, none of Finisar, its board of directors, the financial advisor, the information agent or the depositary makes any recommendation to any holder of the Notes as to whether to exchange or refrain from exchanging any Notes, or as to the value of the Exchange Consideration within the range specified by the Company at which holders may choose to exchange their Notes. Finisar has not authorized any person to make any recommendation with respect to the Exchange Offers. Holders of the Notes must decide whether to exchange their Notes and, if so, the principal amount to exchange and the price or prices at which to exchange such Notes. In doing so, holders of the Notes should carefully evaluate all of the information in the Offer to Exchange, the Letter of Transmittal and other related materials before making any decision with respect to the Exchange Offers and should consult their own investment and tax advisors.
ABOUT FINISAR
Finisar Corporation (NASDAQ: FNSR) is a global technology leader for fiber optic subsystems that enable high-speed voice, video and data communications for networking, storage, wireless, and cable TV applications. For more than 20 years, Finisar has provided critical optics technologies to system manufacturers to meet the increasing demands for network bandwidth and storage. Finisar is headquartered in Sunnyvale, California, USA with R&D, manufacturing sites, and sales offices worldwide. For additional information, visit www.finisar.com.